FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Director General Manager of Corporate Business Systems Administration Division

Date: May 21, 2003

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of Making Kinseki, Limited a Wholly Owned Subsidiary of Kyocera Corporation through a Stock Swap

(Translation)

May 21, 2003

To whom it may concern:

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi
President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for Inquiry:	Hideki Ishida
Managing Director
General Manager of Corporate Business Systems Administration Division
(Tel. No.: 075-604-3500)

Name of Company Listed:	Kinseki, Limited

Name of Representative:	Isao Kishimoto
President and Director
(Code Number: 6949, The First Section of the Tokyo Stock Exchange)

Person for Inquiry:	Hiroshi Ogawa
Managing Director,
General Manager of Finance and Administration Division
(Tel. No.: 03-5497-3110)

Re:    Notice of Making Kinseki, Limited a Wholly Owned Subsidiary

of Kyocera Corporation through a Stock Swap

This is to advise you that Kyocera Corporation (hereinafter referred to as “Kyocera”) and Kinseki, Limited (hereinafter referred to as “Kinseki”), at the meetings of their respective Boards of Directors held on May 21, 2003, resolved that Kyocera will make Kinseki a wholly-owned subsidiary (100% owned subsidiary) through stock swap, and that they have entered into a Stock Swap Agreement.

The effective date of the stock swap is scheduled to be August 1, 2003, subject to approval of the Stock Swap Agreement at the Ordinary General Shareholders Meeting of Kinseki to be held on June 27, 2003. Pursuant to Article 358 of the Commercial Code (Easy Method for Stock Swap), Kyocera’s approval of the Stock Swap Agreement at a General Shareholders Meeting is not required.

1.	Purpose of Stock Swap to Make a Wholly-Owned Subsidiary

Since 1998, when Kyocera acquired approximately 22% of the then outstanding equity of Kinseki from Oki Electric Industry Co., Ltd. and became the largest shareholder of Kinseki, Kyocera has been supporting the business of Kinseki through secondment of its directors, etc. Currently, Kyocera holds a 28.09% equity interest in Kinseki. It has seconded Kinseki’s president since last year and has been conducting management reform thereof. Kyocera has decided that it is desirable to make Kinseki a wholly-owned subsidiary and establish a corporate structure under which Kyocera can fully support Kinseki, which will enable Kyocera to further assist Kinseki in terms of technologies and human resources, etc., for the development of Kinseki’s business. This is not possible under the current shareholding ratio.

Kinseki’s technologies for the manufacture of artificial crystals and related application technologies will enhance the superior position of Kyocera Group as a general electronic components manufacturer that is versed in the telecommunications and information processing industries. For Kinseki, various technologies and management know-how will become available, as will stable financing needed for technological development through Kyocera’s financial resources and credibility.

2.	Terms and Conditions of Stock Swap

(1)	Time table of Stock Swap

May 21, 2003:	Meetings of the Boards of Directors to approve the Stock Swap Agreement
Execution of the Stock Swap Agreement

June 27, 2003:	General Shareholders Meeting to approve the Stock Swap Agreement (Kinseki only)

August 1, 2003:	Effective date of stock swap

(2)	Stock Swap Ratio

Name of the Company	Kyocera Corporation (100% parent company)	Kinseki, Limited (wholly-owned subsidiary)
Exchange Ratio	1	0.100

Notes:

(i)	Ratio of Allocation of Shares

0.100 Kyocera shares will be allocated to one Kinseki share.

(ii)	Basis of the Calculation of Stock Swap Ratio

Kyocera requested Daiwa Securities SMBC Co. Ltd. to calculate the stock swap ratio, and Kinseki requested Shin Nihon Ernst & Young to calculate the stock swap ratio. Making reference to the results of such calculations, Kyocera and Kinseki negotiated to reach an agreement as to the stock swap ratio set forth above.

(iii)	Method of Calculation and Basis thereof by Third Party Institutions

Daiwa Securities SMBC Co. Ltd., the financial advisor to Kyocera, calculated the stock swap ratio based on the share market price method and discounted cash flow method.

Shin Nihon Ernst & Young, the financial advisor to Kinseki, calculated the stock swap ratio based on the share market price method and discounted cash flow method.

(iv)	Number of Shares of Treasury Stock to be Allocated in the Stock Swap

In lieu of issuance of new shares, Kyocera will allocate a total 2,529,154 of shares of Common Stock of Kyocera to Kinseki’s shareholders registered in Kinseki’s shareholders’ register (including the register of beneficial owners) as of the date immediately preceding the effective date of the stock swap at a ratio of 0.100 shares of Kyocera’s Common Stock for each share of Common Stock of Kinseki.

(v)	Starting Date for Calculation of Dividends

The starting date for the calculation of the amount of dividends to be paid to the new shares issued in the stock swap shall be April 1, 2003.

(3)	Cash Distribution in Stock Swap

There will be no cash distribution in the stock swap.

3.	Outline of Parties to Stock Swap (As of March 31, 2003)

(1) Name	Kyocera Corporation		Kinseki, Limited
(2) Principal Businesses	— Fine ceramics group — Electronic device group — Equipment group — Others		— Electronic components, consisting mainly of artificial crystal related products
(3) Date of Incorporation	April, 1959		August, 1950
(4) Location of Headquarters	Fushimi-ku, Kyoto		Komae-shi, Tokyo
(5) Representatives	Yasuo Nishiguchi President and Director		Isao Kishimoto President and Director
(6) Capital Amount	115,703 million yen		16,317 million yen
(7) Number of Shares Issued and Outstanding	191,309,290 shares (out of which 6,344,930 shares are treasury stock)		35,172,042 shares (out of which 31,713 shares are treasury stock)
(8) Shareholders’ Equity	865,147 million yen		38,151 million yen
(9) Total Asset	1,094,672 million yen		52,834 million yen
(10) Fiscal Year End	March 31		March 31
(11) Number of Employees	13,937		178
(12) Principal Suppliers and Customers	Suppliers		Suppliers
	Matsushita Electric Industrial Co., Ltd. Mitsui & Co., Ltd. Sony Corp.		Kyocera Toyo Dempa Co., Ltd. Asahi Kasei Microsystems, Co., Ltd.
	Customers		Customers
	Fujitsu Ltd.		Matsushita Electric Industrial Co., Ltd.
	Hitachi, Ltd.		Sony Corp.
	NEC Corp.		Toshiba Corp.
Hitachi, Ltd.
(13) Principal Shareholders and Their Shareholding Ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	7.19%	Kyocera	28.09%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	5.11%	Mizuho Corporate Bank, Ltd.	3.05%
	The Bank of Kyoto, Ltd.	3.78%	The Master Trust Bank of Japan, Ltd. (Trust Account)	2.77%
	Kazuo Inamori	3.56%	Japan Trustee Services Bank, Ltd. (Trust Account)	2.36%
	Kyocera	3.32%	Mizuho Trust & Banking Co., Ltd.	1.72%
(14) Principal Banks	The Bank of Kyoto, Ltd.		Mizuho Corporate Bank, Ltd.
	UFJ Bank Ltd.		Sumitomo Mitsui Banking Corp

(15)	Performance of Recent 3 Fiscal Year

(Millions of Yen)

	Kyocera Corporation (100% parent company)			Kinseki, Limited (wholly-owned subsidiary)
Fiscal Year	Ended March, 2001	Ended March, 2002	Ended March, 2003	Ended March, 2001	Ended March, 2002	Ended March, 2003
Net Sales	652,510	499,264	482,834	35,743	22,318	27,640
Recurring Profit (or Loss)	114,500	56,412	54,685	4,020	(2,992)	(432)
Net Income	31,398	34,475	27,923	2,351	(5,950)	(1,260)
Net Income per Share	164.98 yen	182.36 yen	149.45 yen	67.58 yen	(169.21) yen	(35.87) yen
Dividend per Share	60.00 yen	60.00 yen	60.00 yen	10.00 yen	3.00 yen	3.00 yen
Shareholders Equity per Share	4,675.06 yen	4,652.07 yen	4,676.97 yen	1,308.39 yen	1,123.44 yen	1,085.69 yen

4.	Status of the Companies after the Stock Swap

<Status of Kyocera>

(1)	Increase in Capital and Capital Surplus

(i)	Capital Amounts

Not to be increased.

(ii)	Capital Surplus

The increase in capital surplus shall be in an amount equal to the net assets of Kinseki actually existing as of the effective date of the stock swap, multiplied by the ratio of the shares to be transferred to Kyocera as a result of the stock swap to the total number of issued and outstanding shares of Kinseki less the total value of treasury stock of Kyocera as recorded in the books and records of Kyocera.

(2)	Impact on Financial Performance

The impact on the Company’s financial performance is expected to be insignificant.

<Status of Kinseki>

(1)	Business, Location of Headquarters and Representative of Kinseki

There will be no change in the business, location of headquarters and representative of Kinseki from those set out in “3. Outline of Parties to Stock Swap” above.

(2)	Name

The name of Kinseki after the stock swap has not yet been decided.